APPENDIX A

Fund	Advisory Fee[1]	Approval Date*
North Square Strategic Income Fund	0.70%	12/17/2019
North Square Preferred and Income Securities Fund	0.75%	10/27/2021

* Approval Date represents the date of Board approval for each listed Fund and also is the effective date of the Advisory Agreement for the North Square Strategic Income Fund. The effective date of the Advisory Agreement for the North Square Preferred and Income Securities Fund is 1/11/22.

1 The average daily net assets of each applicable Fund shall be calculated in the same manner as described in the Fund’s prospectus.

APPENDIX B

Fund	Sub-Advisory Fee[1]	Approval Date*
North Square Strategic Income Fund	0.35%	12/17/2019
North Square Preferred and Income Securities Fund	0.30-0.45%[2]	10/27/2021

* Approval Date represents the date of Board approval for each listed Fund and also is the effective date of the Sub-Advisory Agreement for the North Square Strategic Income Fund. The effective date of the Sub-Advisory Agreement for the North Square Preferred and Income Securities Fund is 1/11/22.

1 The average daily net assets of each applicable Fund shall be calculated in the same manner as described in the Fund’s prospectus.

2 The Sub-Advisory Fee for the Preferred and Income Securities Fund is 0.30% of its average daily net assets up to $500 million, 0.45% of its average daily net assets over $500 million up to $1 billion, and 0.375% of its average daily net assets over $1 billion.